Exhibit 99.2

FANG HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(NYSE: SFUN)

NOTICE OF ANNUAL GENERAL MEETING
to Be Held on December 20, 2019
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Fang Holdings Limited (the “Company”) will be held at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China on December 20, 2019 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the following purposes:

To consider and, if thought fit, pass the following ordinary resolutions (i) to re-elect Mr. Howard Huyue Zhang as an independent director of the board of directors of the Company (the “Board”) and a member and the chair of the audit committee of the Board, and (ii) to re-elect Ms. Hong Qin as an independent director of the Board, a member of the audit committee, a member of the compensation committee, and a member and the chair of the nominating and corporate governance committee of the Board.

The Board previously (i) appointed Mr. Howard Huyue Zhang as an independent director of the Board and a member and the chair of the audit committee of the Board on May 22, 2019, and (ii) appointed Ms. Hong Qin as an independent director of the Board, a member of the audit committee, a member of the compensation committee, and a member and the chair of the nominating and corporate governance committee of the Board on November 18, 2019. The biographies of Mr. Zhang and Ms. Qin are attached hereto as Exhibit A. Pursuant to Article 86 of the Company’s Fifth Amended and Restated Articles of Association, a director appointed by the Board to fill a casual vacancy on the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

The Board has provided the following resolutions for approval by the Company’s shareholders:

“RESOLVED THAT, Mr. Howard Huyue Zhang be, and hereby is, re-elected as an independent director of the Board and a member and the chair of the audit committee of the Board.

FURTHER RESOLVED THAT, Ms. Hong Qin be, and hereby is, re-elected as an independent director of the Board, a member of the audit committee, a member of the compensation committee, and a member and the chair of the nominating and corporate governance committee of the Board.”

The Board has fixed the close of business on November 21, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. The Board recommends the shareholders to vote FOR the resolutions.

The Company’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Each ADS represents one Class A ordinary share.

Voting by Holders of Ordinary Shares

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof and are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than the time appointed for the AGM to ensure your representation at such meeting. Please refer to the proxy form, which is attached to and made a part of this notice.

Voting by Holders of ADSs

Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program (the “Depositary”), by submitting a Voting Instruction Card to the Depositary. The Depositary has advised us that it intends to mail to all ADS holders a Voting Instruction Card containing a link to the Company’s website (http://ir.fang.com) containing this notice of AGM. If you wish to have the Depositary, through its nominee or nominees, vote or execute a proxy to vote the Class A ordinary shares represented by your ADSs, please execute and forward to the Depositary the Voting Instruction Card sent to you by the Depositary. A postage-paid envelope will be provided to you for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to the Company’s proposals. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), December 17, 2019. Only the registered holders of record at the close of business on November 21, 2019 will be entitled to execute the Voting Instruction Card.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.fang.com, or by contacting IR Department, Fang Holdings Limited, Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China, Telephone: +86-10-5631-8805, email: ir@fang.com.

By Order of the Board of Directors,
/s/ Vincent Tianquan Mo
Vincent Tianquan Mo
Executive Chairman

Beijing, November 19, 2019

Exhibit A

Biography of Mr. Howard Huyue Zhang

Mr. Howard Huyue Zhang, aged 49, has served as an independent director of the Company and a member and the chair of the audit committee of the Board since May 2019. Mr. Zhang has also served as a managing director of real estate investment division of CITIC Private Equity Funds Management Co., Ltd., a private equity asset management company in China, since March 2018. Mr. Zhang had served as a managing director at Blackstone Group (HK) Limited, a subsidiary of Blackstone Group L.P. (NYSE: BX), from October 2014 to January 2018. Mr. Zhang was the chief investment officer at Infrared NF Investment Advisers Limited, a Hong Kong-based private equity real estate fund, from 2008 to September 2014, and was responsible for acquisitions in the real estate market of China. He had also worked at Citigroup Property Investors, a principal investment firm based in the United States.

Mr. Zhang has extensive real estate investment and asset management experience in the Greater China area and the United States. Mr. Zhang received a bachelor's degree from Tsinghua University in architecture and a master's degree from Massachusetts Institute of Technology in real estate. He is also a chartered financial analyst.

Biography of Ms. Hong Qin

Ms. Hong Qin, aged 56, has served as an independent director of the Company, a member of the audit committee, a member of the compensation committee, and a member and the chair of the nominating and corporate governance committee of the Board since November 2019. Ms. Qin has also served as a senior research fellow at the National Institute of Development and Strategy of Renmin University of China since May 2019. Ms. Qin worked at the Policy Research Center of the Ministry of Housing and Urban-Rural Development of the PRC from May 1992 to April 2019, where she served in various positions and was the director from October 2011 to April 2019.

Ms. Qin has extensive real estate policy research experience. Ms. Qin received a bachelor's degree from Shandong University of Finance and Economics in business economics in 1985 and a master's degree from Chinese Academy of Social Sciences in urban economics in 1988.

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